UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO/A
TENDER OFFER STATEMENT PURSUANT TO RULE 14(d)-1 or 13(e)(1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
PLACER DOME INC.

(Name of Subject Company (Issuer))
BARRICK GOLD CORPORATION

(Name of Filing Person (Bidder))
Common Shares

(Title of Class of Securities)
725906101

(CUSIP Number of Class of Securities)
Sybil E. Veenman
Vice President, Assistant General Counsel, and Secretary
BCE Place, Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
(416) 861-9911

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)

     This Statement amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the U.S. Securities and Exchange Commission on November 10, 2005 by Barrick Gold Corporation (“Barrick”).
     The Schedule TO relates to the offer (the “Offer”) by Barrick to purchase (i) all outstanding common shares (including those that are subject to CHESS Depositary Interests and International Depositary Receipts) of Placer Dome Inc. (“Placer Dome”), which includes common shares that may become outstanding after the date of the offer but before the expiry time of the offer upon conversion, exchange or exercise of options or convertible debentures or other securities of Placer Dome that are convertible into or exchangeable for common shares and (ii) the associated rights issued under the Shareholders Rights Plan of Placer Dome (collectively, the “Shares”), at a price of, on the basis of and at the election of the shareholder of Placer Dome:
(a)	US$20.50, in cash for each Share; or

(b)	0.7518 of a Barrick common share and US$0.05 in cash for each Share in each case subject to proration.
     The Offer is subject to the terms and conditions set forth in the Offer and Circular dated November 10, 2005 (the “Offer and Circular”) and the related Letter of Acceptance and Transmittal, copies of which were filed as Exhibits 1.1 and 1.2, respectively, to the initial Schedule TO.
     Capitalized terms used herein and not defined herein have the respective meaning assigned to such terms in the Offer and Circular.
     Item 12   Exhibits
     As permitted by General Instruction F to Schedule TO, the Analyst Presentation of Barrick dated November 14, 2005 is herein incorporated by reference to Barrick’s filing pursuant to Rule 425 on November 15, 2005.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARRICK GOLD CORPORATION
By:	/s/ Sybil E. Veenman
	Name:	Sybil E. Veenman
	Title:	Vice President, Assistant General Counsel and Secretary
	Date:	November 15, 2005

EXHIBIT INDEX

Exhibit	Description
(a)(2)(1.1)	Analyst Presentation of Barrick dated November 14, 2005 (incorporated by reference to Barrick’s filing pursuant to Rule 425 on November 15, 2005)

4